                                October 26, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brigitte Lippmann

RE:  RATHGIBSON, INC.
     REGISTRATION STATEMENT ON FORM S-4 (THE "REGISTRATION STATEMENT")
     FILE NO. 333-134875

Dear Ms. Lippmann:

     On behalf of RathGibson, Inc. (the "REGISTRANT") the Registrant acknowledges that:

     o    Should the Securities and Exchange Commission (the "COMMISSION") or
          the Staff, acting pursuant to delegated authority, declare the filing effective, the Registrant does not foreclose the Commission from taking any action with respect to the filing;

     o    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o    the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 26, 2006

     Please do not hesitate to contact the undersigned at (608) 531-3137 with any questions or comments regarding any of the foregoing.

                                                     Very truly yours,

                                                     /s/ Barry Nuss

                                                     Barry Nuss

     CC: Michael Littenberg, Schulte Roth & Zabel LLP